April 2, 2009

Jim Walker
Chief Executive Officer
BidGive International, Inc.

Dear Jim,

Per our conversation, to avoid both potential and the appearance of conflict of interest issues with the MDG Awards Committee, Inc., I am resigning this date as an Officer and Director of BidGive International.

This will make it more likely that the MDG Awards Committee will be able to receive its notice of acceptance for 501 3(c) status and move forward with its application for NGO status with the UN.

Best regards,

Michael Jacobson